3580 Carmel Mountain Road Suite 300 San Diego, CA 92130 858 314 1500 mintz.com

July 27, 2020
VIA EDGAR & OVERNIGHT MAIL
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Office of Healthcare & Insurance
Re:   Inhibrx, Inc.
Draft Registration Statement on Form S-1
Submitted June 26, 2020
CIK No. 0001739614 (the “Draft Registration Statement”)
Ladies and Gentlemen:
We are submitting this letter on behalf of Inhibrx, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 23, 2020 (the “Comment Letter”) from the Division of Corporation Finance, Office of Healthcare & Insurance, to Mark Lappe, Chief Executive Officer of the Company, relating to the above-referenced Draft Registration Statement. In conjunction with this letter, the Company is filing a registration statement on Form S-1 (the “Registration Statement”) with the Commission.
For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the applicable disclosure in the Registration Statement. Page numbers referred to in the responses reference the applicable pages of the Registration Statement.
We are providing by overnight delivery to your attention five courtesy copies of this letter and copies of the Registration Statement that have been marked to show changes from the Registration Statement.
Prospectus Summary, page 1

1.
We note references to initial data, early clinical data, and preliminary data that your product candidates have demonstrated “durable partial response,” “promising disease control and tumor regression,” a “promising” pharmacokinetic profile, “promising” activity and other similar statements. Please revise to remove any statements that suggest the safety and efficacy of your candidates, as these determinations are the exclusive authority of the FDA or other regulators. Also, please limit the prospectus summary discussion of trial results to a description of the endpoints of your clinical trials and whether they were met.

Response: The Company acknowledges the Staff’s comment, and the Company has revised the disclosures on pages 1 through 4 and on pages 99 through 130 of the Registration Statement as requested.

BOSTON LONDON LOS ANGELES NEW YORK SAN DIEGO SAN FRANCISCO WASHINGTON

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

MINTZ

July 27, 2019 Page 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations Fair Value of Stock-Based Awards and Stock-Based Compensation Expense, page 92

2.
Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price or range. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response: The Company acknowledges the Staff’s request and undertakes to comply with it. Once the Company has determined an estimated offering price range, the Company will inform the Staff of such range and explain the reasons for any differences between recent valuations of the Company’s common stock leading up to the offering and the estimated offering price range.
Intellectual Property, page 129

3.
Please revise your intellectual property disclosure to clearly describe on an individual basis the type of patent protection granted for each technology, the expiration of each patent and trademark held, and the jurisdiction of each patent and trademark. In this regard, it may be useful to provide this disclosure in tabular form to support the narrative already included.

In addition, please revise your disclosure to distinguish the intellectual property rights that you own and those rights covered by your license and collaboration agreements, discussed on pages 126-129. From your revised disclosures investors should be able to determine the duration of each party's royalty obligations and the term of the agreements, as it currently stands, for all jurisdictions where you plan to commercialize.
Response: The Company acknowledges the Staff’s comment, and the Company has revised the disclosures on pages 131 through 135 and 135 through 139 of the Registration Statement as requested.
Exclusive Jurisdiction of Certain Actions, page 174

4.
Your disclosure on page 175 provides that the exclusive forum provision contained in the company's certificate of incorporation, filed as Exhibit 3.1, does not apply to claims arising under the Securities Act or Exchange Act. However, we note that Article 12 of your certificate of incorporation is silent on this point. Please either amend the articles to resolve this inconsistency or tell us how you will inform investors in future filings that this provision in the certificate of incorporation does not apply to actions arising under the Securities Act or Exchange Act.

Response: The Company acknowledges the Staff’s comment, and the Company advises the Staff that the disclosure regarding the exclusive forum provision refers to the amended and restated certificate of incorporation to be effective upon completion of the offering rather than the existing certificate of incorporation filed as Exhibit 3.1. The Company has amended the disclosure on pages 183 through 184 of the Registration Statement to clarify that the disclosure regarding the exclusive forum provision refers to the amended and restated certificate of incorporation to be effective upon completion of the offering, and the form of amended and restated certificate of incorporation to be effective upon completion of the offering has been filed as Exhibit 3.2 to the Registration Statement.

MINTZ

July 27, 2019 Page 3

Exhibits

5.
We note your disclosure on page F-12 that you entered into a strategic alliance with WuXi
Biologics (Hong Kong) Limited in August 2018 pursuant to which the company agreed, for three years, to exclusively use WuXi to manufacture its therapeutic candidates on a project-by-project basis. We also note that WuXi is an investor in the company. Please provide your analysis regarding whether or not this agreement should be considered a material contract in accordance with Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment, and the Company has added disclosures regarding the WuXi Biologics (Hong Kong) Limited agreement on page 80 and 134 through 135 of the Registration Statement, and the agreement and its accompanying amendment have been filed as Exhibits 10.30 and 10.31 of the Registration Statement.

6.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s request, and the Company advises the Staff that at this time it has not provided potential investors with written communications as defined in Rule 405 under the Securities Act, in reliance on Section 5(d) of the Securities Act, although it has presented slides at certain “testing the waters” meetings it has conducted to date, a copy of which was not retained by any such potential investor. The Company advises the Staff that it will supplementally provide the Staff with copies of this slide presentation under separate cover contemporaneously herewith.
*     *     *     *     *

MINTZ

July 27, 2019 Page 4

We hope that the above responses and the related revisions reflected in the First Amended Registration Statement will be acceptable to the Staff. Please do not hesitate to call me or Jeremy Glaser of this firm at (858) 314-1500 with any comments or questions regarding the Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ Melanie Ruthrauff Levy
Melanie Ruthrauff Levy

cc:

Securities and Exchange Commission
Laura Crotty

Inhibrx, Inc.
Mark Lappe
Leah Pollema
Kelly Deck

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Megan N. Gates
Jeremy Glaser

Cooley LLP
Charles S. Kim
Sean Clayton
Richard Segal